ANTHONY L.G., PLLC

LAURA ANTHONY, ESQ.

GEOFFREY ASHBURNE*

JOHN CACOMANOLIS, ESQ**

CHAD FRIEND, ESQ., LLM

SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:

MICHAEL R. GEROE****

CRAIG D. LINDER, ESQ.*****

PETER P. LINDLEY, ESQ., CPA, MBA

KIMBERLY L. RUDGE, ESQ.

STUART REED, ESQ.

MARC S. WOOLF, ESQ.

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***licensed in NY and NJ

****licensed in D.C., CA, NY and MO

*****licensed in FL, CA and NY

February 15, 2019

VIA ELECTRONIC EDGAR FILING

Kristi Marrone

Kevin Woody

Division of Corporation Finance

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	TurnKey Capital, Inc.
Form 10-K for the year ended December 31, 2017
Filed March 1, 2018
File No. 333-186282

Dear Ms. Marrone and Mr. Woody:

We have included a narrative response herein keyed to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s comment letter to Timothy S. Hart, Chief Financial Officer of TurnKey Capital, Inc. (the “Company”), dated December 13, 2018. We trust you shall deem the contents of this letter responsive to your comment letter.

Form 10-K for the year ended December 31, 2017

Report of Independent Registered Public Accounting Firm, page 13

Comment 1. The registration of Baum & Company was revoked by the PCAOB on February 27, 2018. As this auditor is no longer registered with the PCAOB, please note that you may not include

Kristi Marrone

Kevin Woody

Securities and Exchange Commission

February 15, 2019

audit reports or consents in your filings with the Commission on or after the date of deregistration.

Response: The Company acknowledges the Staff’s comment. The Company has retained Hacker, Johnson & Smith PA (“HJS”) as its new auditor. HJS is in the process of conducting a re-audit of the financial statements for the year ended December 31, 2017 (the “2017 Financials”). Consistent with our conversation with Ms. Marrone on February 8, 2019, the Company intends to include the re-audited 2017 Financials (and the financial statements for the fiscal year ended December 31, 2018 (the “2018 Financials”)) in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “2018 Form 10-K”). HJS’ audit report to be included in the 2018 Form 10-K will reference the 2017 Financials and the 2018 Financials.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 24

Comment 2. In future filings in which the disclosure is applicable, please indicate that the PCAOB has revoked the registration of your prior auditor as this information was not previously disclosed in the Form 10-K filed on March 8, 2018.

Response: The Company acknowledges the Staff’s comment. In future filings in which the disclosure is applicable, including in the 2018 Form 10-K, the Company will indicate that the PCAOB revoked the registration of the Company’s prior auditor.

Management’s Annual Report on Internal Control Over Financial Reporting, page 25

Comment 3. Please explain to us why you believe that internal control over financial reporting was effective as of December 31, 2017 given that disclosure controls and procedures were not effective as of that date due to multiple deficiencies. Please also specify the COSO framework you used in your evaluation.

Response: The Company mistakenly indicated in its 2017 Form 10-K that its internal control over financial reporting was effective as of December 31, 2017. The Company’s Chief Executive Officer and Chief Financial Officer assessed the Company’s internal control over financial reporting as of December 31, 2017 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s Chief Executive Officer and Chief Financial Officer determined that, as a result of the identified deficiencies in the Company’s disclosure controls and procedures as of December 31, 2017, the Company’s internal control over financial reporting was not effective as of December 31, 2017.

In future filings with the Commission, if required, including in the 2018 Form 10-K, to the extent such deficiencies in the Company’s disclosure controls and procedures continue to exist

Kristi Marrone

Kevin Woody

Securities and Exchange Commission

February 15, 2019

as of the relevant assessment date, the Company will properly disclose its assessment that the Company’s internal control over financial reporting was not effective.

If the Staff has any comments regarding this letter, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Timothy S. Hart/TurnKey Capital, Inc.